Exhibit 4.1

DATED 14 NOVEMBER 2003

J & E DAVY

THE PERSONS NAMED IN THE FIRST SCHEDULE

-and-

WATERFORD WEDGWOOD PLC

UNDERWRITING AGREEMENT

RIGHTS ISSUE

McCann FitzGerald

Solicitors

2 Harbourmaster Place

International Financial Services Centre

Dublin 1

BHD\704709.1

TABLE OF CONTENTS

1.	INTERPRETATION

2.	CONDITIONS

3.	APPOINTMENT OF DAVY

4.	REGISTRATION AND APPLICATION

5.	ALLOTMENT

6.	DAVY OBLIGATIONS

7.	PAYMENT

8.	SETTLEMENT

9.	FEES, COMMISSIONS AND EXPENSES

10.	WARRANTIES AND UNDERTAKINGS

11.	RELEASE AND INDEMNITY

12.	TERMINATION

13.	CONTINUING OBLIGATIONS

14.	ANNOUNCEMENTS AND INFORMATION

15.	GENERAL

FIRST SCHEDULE

SECOND SCHEDULE

THIRD SCHEDULE

FOURTH SCHEDULE

FIFTH SCHEDULE

AGREED FORM DOCUMENTS

1.             Amended Existing Notes Purchase Commitment Letter

2.             Amended Revolving Credit Facility Commitment Letter

3.             New Rosenthal Facility Commitment Letter

4.             Bank of New York Escrow Agreement

5.             Barclays Instruction Letter

6.             Listing Particulars

7.             PAL

8.             Board Resolutions

9.             Red Herring Offering Memorandum

10.           Verification Notes

11.           Responsibility Statements and Powers of Attorney

12.           A certificate signed by two Directors confirming that the Conditions contained in Clause 2.1 (m), (n), (o), (p), (q) and (r) have been satisfied.

13.           Conditional confirmation letter from the auditors of the Company addressed to Davy and the Company regarding sufficiency of working capital.

14.           A letter from the Company addressed to Davy confirming the accuracy of extraction of the financial information in the underwriter’s proof of the Listing Particulars.

15.           A letter from the Company to Davy confirming that there has been no significant change in the financial or trading position of the Group since 30 September 2003.

16.           A letter from the Company addressed to Davy confirming the sufficiency of working capital available to the Group.

18.           A letter from the Company addressed to Davy confirming that the Directors have had explained to them the nature of their responsibilities and obligations as directors of a listed company.

THIS AGREEMENT is made on 14 November 2003

BETWEEN:

(1)           J & E DAVY, an unlimited company registered in Ireland under number 106680, having its registered office at Davy House, 49 Dawson Street, Dublin 2 (“Davy”);

(2)           THE PERSONS NAMED IN THE FIRST SCHEDULE (the “Executive Directors”); and

(3)           WATERFORD WEDGWOOD PLC, a public limited company registered in Ireland under number 11861, having its registered office at Kilbarry, Waterford (the “Company”).

WHEREAS:

A.            The Company is a public limited company incorporated in Ireland under number 11861 and has at the date of this Agreement an authorised share capital of €60,000,000 divided into 1,000,000,000 ordinary shares of €0.06 each, of which 783,347,110 are in issue and fully paid up.

B.            The Company proposes to raise €38,455,221 (before commission and expenses) by means of the rights issue of the Rights Issue Units at the Price and on the terms set out in the Listing Particulars.

C.            The persons whose names are set out in the First Schedule are the chairman, the deputy chairman and all of the present executive directors of the Company.

D.            Davy has, on the terms and subject to the conditions of this Agreement and the Rights Issue Documents, agreed to underwrite the Rights Issue at the Price.

IT IS AGREED as follows:

1.             INTERPRETATION

1.1           Definitions

In this Agreement, including the Schedules, the following words and expressions shall have the meanings ascribed to them below:

“Accounts Date”, means 31 March 2003, being the date to which the Group’s last reported audited financial statements, being the financial statements in respect of the 12 month period ended on that date, relate;

“Admission”, means the admission of all of the Rights Issue Units, nil paid, to the official list of the Irish Stock Exchange and the official list maintained by the UK Listing Authority and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective in accordance with the Listing Rules;

“Amended Existing Notes Purchase Agreement”, means the amended existing notes purchase agreement to be entered into by the Company and certain Subsidiary Undertakings with the purchasers named therein providing for, inter alia, the amendment of certain terms of the US$95,000,000 guaranteed senior private placement notes due November 2018, which were issued in November 1998 by Waterford Wedgwood Finance and guaranteed by the Company and which agreement (a) shall be consistent in all material respects with the terms and conditions specified in the Amended Existing Notes Purchase Commitment Letter and (b) shall not contain any material terms or conditions other than those contained in the Amended Existing Notes Purchase Commitment Letter;

“Amended Revolving Credit Facility Agreement”, means the amended revolving credit facility agreement to be entered into by the Company, certain Subsidiary Undertakings and a syndicate of banks (including the Royal Bank of Scotland, Bank of Ireland and others), providing for, inter alia, the amendment of certain terms of the Original Credit Facility (as defined in the Listing Particulars), and which agreement (a) shall be consistent in all material respects with the terms and conditions specified in the Amended Revolving Credit Facility Commitment Letter and (b) shall not contain any material terms or conditions other than those contained in the Amended Revolving Credit Facility Commitment Letter;

“Amended Existing Notes Purchase Commitment Letter”, means the letter from the Company and Waterford Wedgwood Finance Inc. to the holders of the Existing Notes (as defined in the Listing Particulars) dated 13 November 2003 relating, inter alia, to the proposed amendment of the terms of the Existing Notes (as defined in the Listing Particulars), including the termsheet annexed thereto entitled “Summary Terms and Conditions for Amended US Private Placement Notes (the “Amended Notes”) and Intercreditor Deed” in the agreed form;

“Amended Revolving Credit Facility Commitment Letter”, means the letter from National Westminster Bank plc to the Company and certain other members of the Group dated 13 November 2003, including the termsheet annexed thereto entitled “Summary Terms and Conditions for Senior Debt Facility for Waterford Wedgwood plc”, in the agreed form;

“Application”, means the application for Admission to be made by Davy on behalf of the Company;

“Banks”, means the banks who are a party to the Amended Revolving Credit Facility Agreement;

“Bank of New York Escrow Agreement”, means the agreement, in the agreed form, between the Bank of New York (in its capacity as escrow agent), Davy and the Company in which the Bank of New York agrees that, upon receipt of the proceeds of the Subordinated Bonds, being not less than €165,000,000, from the Bank of New York (in its capacity as common depository in relation to the Subordinated Bonds and upon receipt of a certificate from Davy notifying the Bank of New York that Admission has occurred), (i) approximately €81.8 million of the net proceeds will be unconditionally and irrevocably released by it to the Banks in accordance with the terms of the Amended Revolving Credit Facility Agreement (ii) approximately €24.5 million of the net proceeds will be unconditionally and irrevocably released by it to the Noteholders in accordance with the terms of the Amended Existing Notes Purchase Agreement, (iii) approximately €5.0 million of the net proceeds will be unconditionally and irrevocably released by it to the Lenders in accordance with the terms of the New Rosenthal Facility Agreement and the balance of the proceeds will be irrevocably and unconditionally released to, or at the direction of, the Company;

“Barclays Instruction Letter”, means the letter from Barclays Bank plc to the Bank of New York (in its capacity as common depository in relation to the Subordinated Bonds), in the agreed form, in which Barclays Bank plc irrevocably authorises and instructs the Bank of New York to pay the gross proceeds of the Subordinated Bonds to the escrow account maintained by the Bank of New York in its capacity as escrow agent under the Bank of New York Escrow Agreement;

“Board”, means the board of directors of the Company from time to time;

“Board Resolutions”, means the resolutions of the Board and of the board of directors of Waterford Wedgwood UK, in the agreed form, which shall include (without limitation) approval of the Rights Issue Documents, authorising (where required) their publication and approving this Agreement and its execution;

“Business Day”, means any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;

“Closing Date”, means the latest date for acceptance and payment in full under the Rights Issue;

“Companies Acts”, means the Companies Acts 1963 to 2001;

“Company’s Solicitors”, means William Fry, Fitzwilton House, Wilton Place, Dublin 2;

“Completion”, means completion of the subscription for the Rights Issue Units;

“Conditions”, means the conditions set out in Clause 2.1;

“CREST”, means the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo in accordance with the CREST Regulations;

“CRESTCo”, means CRESTCo Limited (the operator of CREST);

“CREST member”, means a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations);

“CREST Regulations”, means the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68/1996);

“CREST participant”, means a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations);

“Davy Relevant Persons”, means Davy and (a) each undertaking which is, on or at any time after the date of this Agreement, a subsidiary undertaking or parent undertaking of Davy or a subsidiary undertaking of a parent undertaking of Davy (including, for the avoidance of doubt, Davy Corporate Finance Limited); and (b) each person who is, on or at any time after the date of this Agreement, a director, officer or employee of Davy or an undertaking specified in sub-paragraph (a);

“Directors”, means all of the directors of the Company;

“Engagement Letter”, means the letter from Davy Corporate Finance Limited to the Company dated 11 November 2003 confirming the scope of the engagement of Davy Corporate Finance Limited with the Company in relation to the Rights Issue;

“Environmental Laws”, means (a) the common law and (b) all laws, by-laws, statutes, regulations, rules, orders, instruments, decrees, directives, decisions, injunctions, rulings and judgements of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency whether of Ireland, the European Union or elsewhere and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labelling, handling, transportation, distribution, recycling, re-use, release, disposal, removal remediation, abatement or clean-up of any containment including (without prejudice to the generality of the foregoing) the provisions of the Public Health (Ireland) Act, 1878, the Fisheries Acts 1959 to 2001, the Local Government (Water Pollution) Acts 1977 and 1990, the European Communities (Waste) Regulations 1984, the Litter Pollution Acts 1997 to 2001, the Air Pollution Act, 1987, the European Communities (Environmental Impact Assessment) Regulations 1989 to 1999, the Planning Acts, the Environmental Protection Agency Act 1992, the Wildlife Acts 1976 and 2000, and the Waste Management Acts 1996 to 2001 and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto and the United States equivalent of all the foregoing;

“Escrow Closing Time”, means the time on the Impact Day when the Company receives an original copy of the Barclays Instruction Letter from Barclays Bank plc, as the initial purchaser of the Subordinated Bonds;

“Group”, means the Company and the Subsidiary Undertakings at the date of this Agreement and “member of the Group” or “Group Company” shall mean any one of them;

“Impact Day”, means the Business Day on which the Company receives an original copy of the Barclays Instruction Letter;

“Income Shares”, means non-voting shares of nominal value Stg 1p each in the capital of Waterford Wedgwood UK which, when issued with and tied to an Ordinary Share, entitle holders of Stock Units to elect to receive dividends paid from UK-sourced profits;

“Irish Stock Exchange”, means The Irish Stock Exchange Limited;

“Lenders”, means the lenders under the New Rosenthal Term Facility Agreement;

“Listing Particulars”, means the listing particulars for the purposes of the Rights Issue, in the agreed form, relating to the Company and the Group, as required by the Regulations and the Rules, subject to such amendments as the Company, with the prior consent of Davy, may require to be made thereto prior to the Impact Day;

“Listing Rules”, means the listing rules of the Irish Stock Exchange and/or, where appropriate, the listing rules of the UK Listing Authority;

“London Stock Exchange”, means the London Stock Exchange plc;

“Long Stop Date”, means 5 December 2003;

“member account ID”, means the identification code or number attached to any member account in CREST;

“New Rosenthal Facility Commitment Letter”, means the letter dated 6 November, 2003 from Hypovereinsbank to Rosenthal AG, Waterford Wedgwood GmbH and the Company, in the agreed form;

“New Rosenthal Term Facility Agreement”, means the new Rosenthal term facility agreement to be entered into by Rosenthal AG, Waterford Wedgwood GmbH (a subsidiary of the Company) and their respective subsidiaries, as the case may be, replacing their existing credit facilities, which agreement (a) shall be consistent in all material respects with the terms and conditions specified in the New Rosenthal Facility Commitment Letter; and (b) shall not contain any material terms or conditions other than those contained in the New Rosenthal Facility Commitment Letter;

“Noteholders”, means the holders of notes under the Amended Existing Notes Purchase Agreement;

“Official List”, means the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;

“Ordinary Shares”, means ordinary shares of nominal value  €0.06 each in the capital of the Company;

“O’Reilly/Goulandris Interests”, means the holders of Stock Units in which (i) Sir Anthony O’Reilly has an interest, being currently 156,447,797 Stock Units registered in the name of Stoneworth Investment Limited, Albany Hill Limited, Mystic Investments (Cayman) Limited and Indexia Holdings Limited; and (ii) Mr Peter John Goulandris has an interest, being currently 192,088,091 Stock Units registered in the name of Stoneworth Investment Limited, Albany Hill Limited, Araquipa International Limited, Cressborough Holdings Limited, currently being in aggregate, due to common interests, 192,758,998 Stock Units;

“PAL”, means the provisional allotment letter, in the agreed form, to be despatched to certain Qualifying Stockholders pursuant to the Rights Issue;

“participant ID”, means the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;

“Planning Acts”, means the Local Government (Planning and Development) Act, 1982, the Local Government (Planning and Development) Act, 1993, the Planning and Development Act, 2000 and the Building Control Act, 1990 and all regulations made thereunder;

“Press Release”, means the press release, in such form as Davy may reasonably request, to be released on Admission by or on behalf of the Company giving details, inter alia, of the Rights Issue;

“Price”, means €0.18 per Rights Issue Unit;

“Qualifying Stockholders”, means holders of Ordinary Shares on the register of members of the Company and holders of Income Shares on the register of members of Waterford Wedgwood UK, in each case on the Record Date;

“Record Date”, means 6 pm on the third Business Day before the expected Impact Day or such other date as the Company and Davy may agree;

“Red Herring Offering Memorandum”, means a draft document, in the agreed form, which is subject to completion and which includes indicative information on the Subordinated Bonds;

“Registrars” and/or “Receiving Agent”, means Capita Corporate Registrars plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7;

“Regulations”, means the European Communities (Stock Exchange) Regulations 1984 and the European Communities (Transferable Securities and Stock Exchange) Regulations 1992;

“Rights Issue”, means the issue of Rights Issue Units by way of rights in accordance with this Agreement and the Rights Issue Documents;

“Rights Issue Amount”, means the Price multiplied by the number of Underwritten Stock Units;

“Rights Issue Documents”, means the Listing Particulars, the PAL and the Press Release issued with the authority of the Company;

“Rights Issue Units”, means 213,640,119 Stock Units;

“Rules”, means the latest edition of “The Listing Rules” issued by the Irish Stock Exchange and the UK Listing Authority;

“stock account”, means an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;

“Stockholders”, means holders of Stock Units;

“Stock Exchanges”, means the Irish Stock Exchange and the London Stock Exchange;

“Stock Unit”, means one Ordinary Share and one Income Share which are “twinned” together;

“Subordinated Bonds”, means the €165,000,000 aggregate principal amount of subordinated bonds due September 2010, which are expected to be issued by the Company on the Impact Day;

“Subsidiary Undertakings”, means all subsidiaries and subsidiary undertakings of the Company, including the companies listed in the Second Schedule or any one or more of them;

“uncertificated” or “in an uncertificated form”, means Stock Units recorded on the registers of members of the Company and Waterford Wedgwood UK as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of an instruction issued in accordance with the rules of CREST;

“UK Listing Authority” or “UKLA”, means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom;

“Underwritten Stock Units”, means all of the Rights Issue Units, including for the avoidance of doubt, any fractional entitlements (as defined in Clause 6.1);

“VAT”, means value added tax;

“Verification Notes”, means the questions contained in the agreed form document prepared by the Company’s Solicitors to verify statements in the Listing Particulars and the answers to such questions;

“Warranties”, means the warranties, indemnities and representations set out in Clause 10 and the Fourth Schedule;

“Waterford Wedgwood UK”, means Waterford Wedgwood UK p.l.c., a subsidiary of the Company; and

“Working Capital Estimates”, means the working capital estimates prepared by the Company for the Group for the period to 31 December, 2004.

1.2           Interpretation

Where used in this Agreement, the terms “subsidiary”, “financial year” and “connected persons” shall have the meanings respectively attributed to them by the Companies Acts at the date of this Agreement and the terms “subsidiary undertaking” and “parent undertaking” shall have the meanings respectively attributed to them by the European Community (Companies: Group Accounts) Regulations 1992.

1.3           Legislation

A reference to any statutory provision in this Agreement:

(a)           includes any order, instrument, regulation, permission and direction made or issued under such statutory provision or deriving validity from it;

(b)           shall be construed as a reference to such statutory provision as in force at the date of this Agreement (including, for the avoidance of doubt, any amendments made to such statutory provision that are in force at the date of this Agreement); and

(c)           shall also be construed as a reference to any statutory provision of which such statutory provision is a re-enactment or consolidation.

1.4           Headings

The headings in this Agreement are for convenience only and shall not affect its meaning.

1.5           Reference to Clauses

Reference to a Clause or sub-Clause, Schedule or paragraph are (unless otherwise stated) to a Clause, sub-Clause of and Schedule to this Agreement and to a paragraph of the relevant Schedule.  The Schedules form part of this Agreement.

1.6           Clauses incorporating gender

Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

1.7           Agreed form

A document expressed to be “in agreed form” means a document, the terms, conditions and form of which have been agreed by the parties to this Agreement prior to the execution of this Agreement and a copy of which has been identified as such and initialled by or on behalf of the parties to this Agreement (subject to any further amendments as the parties to this Agreement may subsequently agree).

1.8           Material

In this Agreement, unless the context otherwise requires, a reference to the words “material” and “materially” means material in the context of the Rights Issue in the reasonable opinion of Davy and “materially” shall be construed accordingly.

1.9           Best of knowledge

Unless expressly stated otherwise, where any statement is qualified by the expression “to the best of his knowledge, information and belief” or “so far as he is aware”, or any similar expression, unless otherwise stated, there shall be deemed to be included after such statement the words “after due consideration and having made proper enquiries”.

2.             CONDITIONS

2.1           Conditions

The obligations of Davy pursuant to this Agreement are conditional upon the fulfilment of the following conditions by not later than the relevant time or date specified (or such later date as the Company and Davy may agree in writing but not being later than 8.30 am on the Long Stop Date):-

(a)           the Listing Particulars being stamped and approved by the Irish Stock Exchange and a copy thereof, together with the consents and material contracts, as required by the Regulations, being filed with the Registrar of Companies in Ireland not later than the Escrow Closing Time, and written confirmation of such filing being made to Davy by the Company’s Solicitors by not later than the Escrow Closing Time;

(b)           the Listing Particulars being stamped and approved by the UK Listing Authority and a copy thereof, as required by the Financial Services and Markets Act 2000 of the United Kingdom, being filed with the Registrar of Companies in England and Wales not later than the Escrow Closing Time, and written confirmation of such filing being made to Davy by the Company’s Solicitors not later than the Escrow Closing Time;

(c)           the Listing Particulars being despatched to Qualifying Stockholders by not later than 11.59 pm on the Impact Day;

(d)           the PAL being despatched by no later than 11.59 pm on the Impact Day;

(e)           the Application having been made to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange by or on behalf of the Company prior to the Escrow Closing Time;

(f)            (to the extent that the same has not already occurred) the matters referred to in this Agreement (and in particular, the matters referred to in Clauses 3, 4 and 5 (a) below) being duly approved at a meeting of the Board (and, where appropriate, by the board of directors of Waterford Wedgwood UK) or a duly established and authorised committee thereof prior to the Escrow Closing Time;

(g)           the submission to the Stock Exchanges of any advertisement (including, without limitation, the Press Release) or other requisite information relating to the Rights Issue and/or the Application and the Stock Exchanges approving the contents thereof or authorising the issue thereof without such approval by not later than the proposed date for release or issue thereof;

(h)           there having been delivered to Davy:

(a)           simultaneously with the execution of this Agreement, the documents listed in Part I of the Third Schedule; and

(b)           prior to the Escrow Closing Time, the documents listed in Part II of the Third Schedule;

(i)            Admission occurring not later than 8 am on the first Business Day after the Impact Day;

(j)            any supplementary listing particulars which may be required pursuant to the Regulations or the Financial Services and Markets Act, 2000 of the United Kingdom being approved by the committee of the Irish Stock Exchange and by the UK Listing Authority and published in accordance with the Listing Rules, the Regulations and the Financial Services and Markets Act 2000 of the United Kingdom before Admission;

(k)           the Company having complied in all material respects with its obligations under this Agreement which are required to be performed prior to the Escrow Closing Time;

(l)            the delivery prior to the Escrow Closing Time by the Company to Davy of a letter in the form set out in the Fifth Schedule (or in such other form as Davy may approve) and effective as of the Escrow Closing Time;

(m)          the Amended Revolving Credit Facility Agreement having been duly entered into by all parties thereto and not having been materially amended (without the prior written consent of Davy) or terminated, and there being no grounds on which it could be terminated, in each case immediately prior to the Escrow Closing Time and all conditions for drawdown under that agreement (save for any condition in regard to (i) Admission, (ii) the payment of approximately €26.5 million from the net proceeds of the Rights Issue to the Banks and (iii) the payment of approximately €81.8 million from the net proceeds of the Subordinated Bonds to the Banks) having been satisfied or having been irrevocably waived by all of the Banks immediately prior to the Escrow Closing Time;

(n)           the offering of the Subordinated Bonds having been made and having been completed on terms substantially as described in the Red Herring Offering Memorandum or on such other terms (including the rate of interest attaching to the notes) as the Company, with the prior written consent of Davy (such consent not to be unreasonably withheld) may agree, and the proceeds thereof, being not less than  € 165,000,000, having been received by the Bank of New York (in its capacity as common depository) (such receipt to be evidenced by an oral confirmation from the Bank of New York to Davy and the Company), and the Company having received an original copy of the Barclays Instruction Letter (duly executed by Barclays Bank plc) no later than the Business Day prior to the Long Stop Date;

(o)           the Amended Existing Notes Purchase Agreement having been duly entered into by all the parties thereto and not having been materially amended (without the prior written consent of Davy) or terminated, and there being no grounds on which it could be terminated, in each case immediately prior to the Escrow Closing Time and all conditions to that agreement (save for any condition in regard to (i) Admission, (ii) the payment of approximately €6.7 million from the net proceeds of the Rights Issue to the Noteholders and (iii) the payment of approximately €24.5 from the net proceeds of the Subordinated Bonds to the

Noteholders) having been satisfied or having been irrevocably waived by all of the Noteholders prior to the Escrow Closing Time;

(p)           the Company, Davy and the Bank of New York having duly executed the Bank of New York Escrow Agreement prior to the Escrow Closing Time; and

(q)           an irrevocable letter of instruction or other written document, in a form satisfactory to Davy, signed by the Company authorising the Bank of New York, in its capacity as common depository, to release the gross proceeds of the Subordinated Bonds, upon receipt of those proceeds, to the Bank of New York (in its capacity as escrow agent);

(r)            the New Rosenthal Facility Agreement having been duly entered into by all the parties thereto and not having been materially amended (without the prior written consent of Davy) or terminated, and there being no grounds on which it could be terminated, in each case immediately prior to the Escrow Closing Time and all conditions to that agreement (save for any condition in regard to (i) Admission, and (ii) the payment of approximately €5.0 from the net proceeds of the Subordinated Bonds to the Lenders) having been satisfied or having been irrevocably waived by the Lenders prior to the Escrow Closing Time provided that any of the above conditions may be waived in whole or in part by Davy in its absolute discretion by notice in writing to the Company.

2.2           Fulfilment of Conditions

The Company undertakes to Davy to use its reasonable endeavours, at the Company’s own expense, to fulfil or procure the fulfilment of the Conditions by the times and dates specified therein and Davy shall provide all reasonable assistance in connection therewith.  The Company undertakes to Davy that it shall, from the proceeds of the Rights Issue, pay or procure the payment of approximately €26.5 million to the Banks in order to satisfy one of the conditions to the Amended Revolving Credit Facility and approximately €6.7 million to the Noteholders in order to satisfy one of the conditions to the Amended Existing Notes Purchase Agreement.

2.3           Other information

The Company and the Executive Directors shall deliver to Davy all such other information and documents as Davy may reasonably require in connection with the fulfilment and observance of this Agreement and the implementation of the Rights Issue.

2.4           Press release

The Company hereby authorises Davy to release the Press Release to the press and the Irish Stock Exchange and the UKLA at 7.00am on the Business Day after the Impact Day, or such later time as Davy and the Company may agree.

2.5           Non-fulfilment of Conditions

If any of the Conditions becomes incapable of being satisfied (and is not waived by Davy) or if all the Conditions are not fulfilled (or waived by Davy) on or before the time or date set for its fulfilment (or such later time as Davy and the Company may agree pursuant to Clause 2.1), then Davy’s obligations under this Agreement shall terminate immediately; and

(a)           the Company shall forthwith pay to Davy all costs, expenses and disbursements of the nature referred to in Clause 9.2;

(b)           the Company shall forthwith pay to Davy an abort fee of an amount equal to 1% of the Rights Issue Amount;

(c)           if the date on which Davy’s obligations terminate occurs on or after the 29th day of Davy’s commitment under this Agreement, such commitment beginning from (and including) the date of this Agreement, an additional commission calculated in accordance with Clause 9.1(b) shall be payable by the Company to Davy; and

(d)           neither Davy, the Executive Directors nor the Company shall have any claim whatsoever against the other under or in respect of this Agreement except in respect of any breach of the provisions of this Agreement which has occurred before then, provided however that this Agreement shall not be capable of termination as and from the date of the Escrow Closing Time for any reason other than failure to satisfy the condition relating to Admission.

3.             APPOINTMENT OF DAVY

3.1           Appointment

The Company irrevocably appoints Davy to act as its agent for the purpose of procuring subscribers to subscribe for the Rights Issue Units in accordance with the terms and conditions set out in the Rights Issue Documents and this Agreement.

3.2           Powers and authorities

The Company hereby irrevocably and unconditionally confirms that the foregoing authority confers on Davy all powers, authorities and discretions which are necessary for, or reasonably incidental to, the Rights Issue (including, without limitation, the giving of such instructions to the Registrars as may in the reasonable opinion of Davy be necessary or desirable in connection with the Rights Issue and/or the Application) and hereby agrees to ratify and confirm everything which Davy shall lawfully and properly do in the exercise of such appointment, powers, authorities and discretions.

4.             REGISTRATION AND APPLICATION

4.1           Delivery for registration

Prior to publication of the Listing Particulars the Company shall procure that a copy of the Listing Particulars is delivered to the Registrar of Companies in Ireland and in England and Wales for registration pursuant to the Regulations and to the Financial Services and Markets Act 2000 of the United Kingdom.

4.2           Significant change

The Company agrees that every significant change, significant new matter or significant inaccuracy in the Listing Particulars which arises or becomes apparent between the date the Listing Particulars is registered and Admission shall be dealt with in accordance with Article 23 of Council Directive 80/390EEC (the “Directive”) and, in particular, should the need arise and in conjunction with Davy for the purpose of their obligations under this Agreement, a supplementary prospectus will be published as required by the Directive.  The Company undertakes to bring to the attention of Davy any such matters as are referred to in this Clause of which it has knowledge before Admission.

4.3           Application

The Company undertakes to Davy that it will promptly make the Application to the Stock Exchanges and the UK Listing Authority through Davy and that it will comply with all reasonable requirements which the Stock Exchanges and the UK Listing Authority shall make of it so as to enable the Application to be granted.

4.4           Information

The Company and each of the Executive Directors (for so long as he remains a Director) undertake to provide all such information and assistance relating to the Group or otherwise as may reasonably be required by Davy for the purpose of complying with any requirement of law or any requirement of the Irish Stock Exchange, the London Stock Exchange or the UK Listing Authority in relation to the Application or the Rights Issue or its associated transactions and documents and will do (or procure to be done) all such things and execute (or procure to be executed) all such documents as may be necessary or desirable in the reasonable opinion of Davy to be done or executed by the Company or by its officers, employees or agents in connection with the Rights Issue or Admission.

4.5           Application to CRESTCo

Prior to Admission the Company will, unless Davy otherwise agrees:

(a)           apply to CRESTCo for the Rights Issue Units to be admitted to CREST as participating securities; and

(b)           take all reasonable steps necessary for the Rights Issue Units to become participating securities in CREST immediately after Admission.

5.             ALLOTMENT

5.1           Board meetings

(a)           The Company and (insofar as it is within their power of procurement) the Executive Directors shall procure that:

(i)            on or before the execution of this Agreement the Directors (and the directors of Waterford Wedgwood UK) shall convene and hold a meeting of the Board of Directors of the Company (and of the board of directors of Waterford Wedgwood UK) for the purpose of considering and passing the Board Resolutions; and

(ii)           no later than the Escrow Closing Time, the Directors (and the directors of Waterford Wedgwood UK) shall convene and hold a meeting of the Board of Directors of the Company and of the board of directors of Waterford Wedgwood UK (or, in either case, a duly appointed committee thereof) to approve the provisional allotment of the shares comprised in the Rights Issue Units to Qualifying Stockholders by way of rights nil paid at the Price, the entitlement of each Qualifying Stockholders being rounded down to the nearest whole number.

(b)           The Company undertakes to Davy not to give, or, so far as it is within its powers, permit to be given, any direction to Davy or the Directors and not to take any action which is inconsistent with its obligations or any of the powers or authorities conferred by it under this Agreement and, in particular, not to create any adverse interest over the Underwritten Stock Units to be allotted and issued by it pursuant to this Agreement.

(c)           The Company undertakes to Davy to procure that Waterford Wedgwood UK shall not give, or so far as it is within its powers, permit to be given, any direction to Davy or the directors of Waterford Wedgwood UK and not to take any action which is inconsistent with its obligations or any of the powers or authorities conferred by it under this Agreement, and, in particular, not to create any adverse interest over the Underwritten Stock Units to be allotted and issued by it pursuant to this Agreement.

5.2           Confirmation

The Company hereby confirms that the Rights Issue Units will, as from the date when they are issued and are fully paid up, rank pari passu in all respects with the Stock Units then in issue, and in particular will rank in full for all dividends and other distributions declared made and paid on the Stock Units after the date of their issue.

5.3           Overseas Stockholders

The following arrangements will apply to certain entitlements under the Rights Issue of overseas Stockholders:-

(a)           The Rights Issue Units have not been, and will not be, registered under the United States Securities Act 1933 (as amended) (the “US Securities Act”) or relevant securities legislation in Canada, Australia or Japan.  Accordingly, Qualifying Stockholders who have registered addresses in Canada, Australia, Japan or the United States or their respective territories or possessions or any areas subject to their respective jurisdictions (“Excluded Holders”) will not be sent a PAL unless they have satisfied the Company prior to the PALs being posted that they may take up their entitlement to Rights Issue Units in accordance with an applicable exemption from local securities law.

(b)           Qualifying Stockholders (not being Excluded Holders) with registered addresses in territories other than Ireland and the UK may be dealt with in a manner similar to the provisions of sub-Clause 5.3(a).

(c)           Davy acknowledges that the Rights Issue Units have not been and will not be registered under the US Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the US Securities Act or pursuant to an exemption from the registration requirements of the US Securities Act.  Davy agrees that it will not offer or sell the Rights Issue Units  as part of their initial allotment at any time or otherwise until 40 days after the commencement of the Rights Issue within the United States or to or for the account or benefit of U.S. persons, except in either case in accordance with Regulation S under the US Securities Act.  Accordingly, neither Davy nor any person acting on its behalf have engaged or will engage in any directed selling effort in the United States with respect to the Rights Issue Units.  Davy will send to each broker/dealer or sub-underwriter to which it sells in reliance on Regulation S during such 40 day period a confirmation or other notice detailing the restrictions on offers and sales of such securities within the United States, or to or for the account or benefit of U.S. persons.  In addition, Davy agrees that no such securities will be offered or sold by or on behalf of it or any sub-underwriter in the United States except by a broker/dealer registered under the Exchange Act 1934 of the United States or pursuant to a valid exemption from such requirements under the Exchange Act.  Terms used in this paragraph have the meaning given to them by Regulation S.

(d)           Davy acknowledges that each Qualifying Stockholder who is in the United States and who wishes to exercise a right to purchase Rights Issue Units will be required to execute a representation letter in the form acceptable to the Company.  Such representation letter will require the investor to represent that, among other things, it is a “qualified institutional buyer” (as defined in Rule 144A under the US Securities Act) and is acquiring such securities in a transaction not involving a public offering in the United States.

6.             DAVY OBLIGATIONS

6.1           Fractions

Fractions of Rights Issue Units (“fractional entitlements”) will not be provisionally allotted to Qualifying Stockholders but will be aggregated, provisionally allotted to Davy and sold in accordance with the provisions of Clause 6.2.

6.2           Subscription for fractional entitlements

(a)           The Company shall inform Davy of the number of Underwritten Stock Units provisionally allotted to Davy, representing the aggregate of fractional entitlements.  Davy shall use its reasonable endeavours to procure that the rights to subscribe all or as many as is reasonably practicable of such Underwritten Stock Units are sold through the Stock Exchanges nil paid at a premium over the expenses of sale (including any VAT thereon) as soon as practicable but no later than by 9.30 am on the Closing Date.  Immediately after such sale takes place, the Company shall deliver to Davy nil paid split provisional allotment letters in the names and denominations required by Davy.  Davy shall account to the Receiving Agent for the net proceeds of sale (after deduction of expenses, including any VAT thereon) of those Underwritten Stock Units that have been sold and the net proceeds shall be paid to and retained for the benefit of the Company.

(b)           If the rights to subscribe the Underwritten Stock Units referred to in Clause 6.2 have not been sold before 9.30 am on the Closing Date, they will be dealt with in accordance with the remaining provisions of this Clause 6.

6.3           Take up in full

If by 9.30 am on the Closing Date (or otherwise as provided in the Listing Particulars) PALs in respect of all the Underwritten Stock Units have been lodged for acceptance (whether by Qualifying Stockholders or by renouncees of the right to accept an allotment of Underwritten Stock Units) in accordance with the terms of the Rights Issue Documents, accompanied by cheques or other remittances for the Price (provided that such cheques or other remittances have not been dishonoured by such time), Davy’s obligations under the following Clauses of this Section 6 shall cease.  The Underwritten Stock Units comprised in PALs which have been so lodged and accompanied by cheques or other remittances for the full Price (provided that such cheques or other remittances have not been dishonoured by such time) are for the purposes of this Clause 6 described as having been “taken up”, provided that, if the Company so elects, Underwritten Stock Units shall be deemed to have been taken up by 9.30 am on the Closing Date if:

(a)           PALs and accompanying remittances are received late (the cover bearing a legible postmark dated not later than 9.30 am on the Closing Date); or

(b)           a cheque or other remittance (and whether or not such cheque or other remittance shall be honoured) is received from an authorised person (being, in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 and being, in the case of Stockholders in the United Kingdom, an adviser authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom) no later than 9.30 am on the Closing Date who identifies the Underwritten Stock Units concerned and undertakes to lodge the relevant PALs duly completed in due course.

6.4           Notification to Davy

The Company shall from time to time at the request of Davy keep Davy informed of the amount of Underwritten Stock Units provisionally allotted which have been taken up. If, however, by 9.30 am on the Closing Date, any of the Underwritten Stock Units have not been taken up, the provisional allotment of such Underwritten Stock Units will be deemed to have been declined. The Company will then, as soon as possible but in any event not later than 4 pm on the next Business Day following the Closing Date, procure that Davy are notified in writing of the number of Underwritten Stock Units not taken up.

6.5           Notification to Stock Exchanges

Davy and the Company shall consult as to whether the Stock Exchanges should be notified of the number of Underwritten Stock Units not taken up before Davy begins to procure subscribers for any Underwritten Stock Units not taken up pursuant to Clause 6.6.

6.6           Davy to procure subscribers

Davy will, as agent for the Company, subject to the provisions of Clauses 6.4 and 6.5, use its reasonable endeavours to procure subscribers as soon as possible and in any event by not later than 3 pm on the fifth Business Day following the Closing Date for all or as many as is reasonably practicable of the Underwritten Stock Units (but not the Stock Units which are provisionally allotted to the O’Reilly/Goulandris Interests) not taken up if a premium over the aggregate of the Price and the expenses of procuring such subscribers (including any VAT thereon), can be obtained, provided that Davy may at any time after 4 pm on the Business Day following the Closing Date determine  that it shall no longer use its reasonable endeavours to procure subscribers, if, in its opinion, it is unlikely that any such subscribers can be procured as aforesaid, in which case it will promptly consult with the Company in relation to the basis for such determination.  In the case of Stock Units provisionally allotted to the O’Reilly/Goulandris Interests, Davy may deal with those Stock Units pursuant to this Clause 6.6, but shall have no obligation so to do.

6.7           Allotment to subscribers

Forthwith upon Davy notifying the Company that any subscriber has been procured pursuant to Clause 6.6, the Company will allot the Underwritten Stock Units for which subscribers have been procured to the persons and in the denominations required by Davy and will deliver or procure the delivery to Davy of duly receipted fully paid allotment letters in respect of those Underwritten Stock Units.  Davy will, not later than 3 pm on the sixth Business Day following the Closing Date, account to the Company for the proceeds received from subscribers (after deduction of the expenses of procuring subscriptions, including any VAT thereon).  The Company will distribute the relevant part of the proceeds (after deduction of the Price and of the expenses of procuring subscriptions, including any VAT thereon) pro rata to Qualifying Stockholders who did not take up all the Underwritten Stock Units provisionally allotted to them, except that individual amounts of less than  €3.80 per holding will not be distributed but will be retained for the benefit of the Company.

6.8           Notification to the Stock Exchanges

Davy will, with the prior agreement of the Company, on behalf of the Company, notify the Stock Exchanges by not later than 4.30 pm on the fifth Business Day following the Closing Date of the amount of Underwritten Stock Units taken up and either that Davy has procured subscribers under Clause 6.6 for all the Underwritten Stock Units which have not been taken up (in which case the announcement must include the date the subscribers were procured and the price paid to subscribe the Stock Units) or that all such Underwritten Stock Units will be taken up by Davy, such subscribers and the sub-underwriters, or any of them (as the case may be).

6.9           Underwriting

Davy hereby undertakes on the terms, subject to the conditions and on the basis of the information contained in the Rights Issue Documents (except as regard the time for acceptance and payment) and in reliance upon the Warranties to procure, as agent for the Company, subscribers for the Underwritten Stock Units not taken up by Qualifying Stockholders (including overseas Stockholders as referred to in Clause 5.3 above) or by renouncees of the right to accept an allotment of Underwritten Stock Units and not subscribed pursuant to the foregoing provisions of this Clause 6 and, in default, to subscribe for such Underwritten Stock Units itself and, not later than 3 pm on the sixth Business Day following the Closing Date, to procure payment of, or pay to such accounts as may be specified by the Company, the Price for such Underwritten Stock Units against delivery to Davy or its nominees (as it may request) of duly receipted fully paid PALs in such names and in such denominations as Davy may require.

6.10         Admission

Davy shall use its reasonable endeavours to procure that Admission occurs on the first Business Day after the Impact Day and in any event (but on a reasonable endeavours basis only) not later than the Long Stop Date.

7.             PAYMENT

7.1           Payment of subscription monies

Subject to Clause 8.1, Davy shall procure the payment for the Underwritten Stock Units as set out in Clauses 6.2, 6.7 and 6.9, subject to deduction of:

(a)           the commissions payable by the Company pursuant to Clause 9.1;

(b)           the expenses of sale referred to in Clauses 6.2 and 6.7;

(c)           any fees payable to Davy Corporate Finance Limited under the Engagement Letter; and

(d)           any expenses referred to in Clause 9.2.

7.2           Bank account

Payment for the Rights Issue Units (subject to the deductions referred to in Clause 7.1) by telegraphic transfer to the account notified in writing to Davy by the Company prior to the Closing Date shall be a full discharge of Davy in respect of its obligations pursuant to Clause 7.1.

8.             SETTLEMENT

8.1           Settlement

Upon Admission fully paid, the Company will deliver to Davy, or as it may direct, the duly receipted fully paid PALs in such names and denominations as Davy shall specify in respect of the Underwritten Stock Units referred to in Clause 6.9 and/or, to the extent so directed by Davy, procure that CRESTCo is instructed to credit to stock accounts of one or more CREST members (identified by member account ID and participant ID by Davy) entitlements to Underwritten Stock Units as directed by Davy, and ensure that the same are enabled for settlement as soon as practicable after Admission fully paid.  Subject to the Company delivering such duly receipted fully paid PALs and/or taking such other steps as aforesaid, Davy will pay or cause to be paid to the Company in accordance with Clause 7.1 the amounts specified in that Clause.

8.2           Registration

The Company will provide the Registrars with all necessary authorisations and information to enable them to perform their duties as registrars in accordance with and as contemplated by this Agreement and the terms of the Rights Issue Documents.

9.             FEES, COMMISSIONS AND EXPENSES

9.1           Fees

In consideration of Davy’s covenants and obligations under this Agreement and Davy’s services in connection with the Rights Issue and the Application, the Company will pay to Davy a commission of:

(a)           2.25% of the Rights Issue Amount (out of which Davy will discharge the sub-underwriting commission commitments undertaken by it) for the first 28 days of Davy’s commitment under this Agreement, beginning from (and including) the date of this Agreement; and

(b)           an additional commission of 0.125% for each seven days or part of seven days (if any) after the first 28 days of Davy’s commitment under this Agreement from and including the 29th day of Davy’s commitment under this Agreement up to and including the date on which the obligations of Davy under this Agreement cease (both dates inclusive).

Payments under this Clause 9 are to be made in accordance with the deductions permitted by Clause 7.1 or, to the extent that there is no such deduction, on demand by Davy.

9.2           Costs

Provided that Davy has consulted with the Company prior to the appointment of any professional adviser whose fees are to be discharged by the Company and provided that the Company has received an estimate of the fees, costs and expenses to be paid for such appointment prior to the date hereof, the Company will bear all costs, charges and expenses of, or incidental to, the satisfaction of the Conditions, the Rights Issue, the issue of the Rights Issue Units and the arrangements referred to in this Agreement or contemplated by this Agreement (together with any VAT chargeable thereon), including, without limitation, all fees and expenses payable in connection with Admission, the Engagement Letter, all expenses of the Registrars, printing and advertising expenses, postage and all reasonable accountancy, actuarial and other professional fees and expenses, including Davy’s legal adviser’s fees.  The Company shall, without prejudice to Clause 7.1, upon receipt from Davy of invoices and/or vouchers in respect of the same, reimburse to Davy the amount of any such costs, charges and expenses which Davy may have paid.

9.3           VAT

Where, pursuant to Clauses 2.5, 9.1 or 9.2 a sum is payable to Davy the Company shall, in addition, pay to Davy in respect of VAT, where the payment (or any part of it) constitutes the consideration (or any part thereof) for any supply of services by Davy to the Company, such amount as equals any VAT properly payable thereon.  Where a sum in respect of VAT is paid pursuant to this Clause 9.3, Davy shall within 10 Business Days provide the Company with an appropriate and valid tax invoice in respect of the supply to which the payment relates, naming the Company as the recipient of the supply.

10.           WARRANTIES AND UNDERTAKINGS

10.1         Warranties

The Company warrants to Davy that each statement set out in the Fourth Schedule is true, accurate and not misleading as at the date of this Agreement, and warrants that each such statement, if repeated at such time, will be true, accurate and not misleading as of the time immediately prior to the Escrow Closing Time.

10.2         Indemnity

The Company will indemnify and hold Davy harmless against any losses, claims, damages, costs, expenses or liabilities arising out of breach by it of any of the Warranties given by it in terms of this Clause 10.

10.3         Executive Directors’ undertakings

Each Executive Director severally undertakes to Davy that (except to the extent necessary to give effect to this Agreement) he will not, and will procure (so far as lies within his power of procurement) that no Group Company will, do, allow or procure any act or omission before the Escrow Closing Time which would constitute a breach of any Warranty or cause any Warranty to become untrue, inaccurate or misleading in any respect by reference to the facts then existing if the Warranties were repeated at any time before the Escrow Closing Time.

10.4         Warranties not extinguished by Completion

Subject to the provisions of this Clause 10, the Warranties shall not in any respect be extinguished or affected by the completion of all matters and arrangements contemplated by this Agreement.

10.5         Notice of breach

The Company and each Executive Director severally undertakes to Davy to notify Davy immediately if it/he becomes aware of any matter which constitutes a breach of any Warranty or which would constitute a breach of any Warranty or cause any Warranty to become untrue, inaccurate or misleading by reference to the facts then existing if repeated at any time before the Escrow Closing Time.

10.6         Consultation

If before the Escrow Closing Time Davy receives a notice pursuant to Clause 10.5 or otherwise become aware of any Warranty being untrue, inaccurate or misleading by reference to the facts then existing or of any circumstance which would cause any Warranty, if repeated at such time, to become untrue, inaccurate or misleading by reference to the facts then existing, Davy (without prejudice to its right to terminate this Agreement pursuant to Clause 12) shall consult with the Board and may require the Company at its own expense to make or cause to be made an announcement and/or despatch a communication to potential subscribers for the Rights Issue Units, such announcement or communication to be approved by Davy after consultation with the Board.

10.7         Limitations

Except in the case of fraud, wilful misrepresentation, deliberate concealment or gross negligence:

(a)           no claim may be made against the Company for breach of Warranty under this Agreement, or against an Executive Director for breach of the undertakings contained in Clause 10.3 unless written notice that such claim may be made (giving reasonable details of the circumstances giving rise to the claim) has been given to the Company or the Executive Director (as the case may be) on or before 30 November 2005;

(b)           the maximum liability of the Company in respect of claims for breach of Warranty under this Agreement and against all of the Executive Directors for breach of the undertakings contained in Clause 10.3 shall not exceed an amount equal to the Rights Issue Amount; and

(c)           no claim may be made against the Company for breach of Warranty under this Agreement or against an Executive Director for breach of the undertakings contained in Clause 10.3 unless the aggregate amount of all such claims exceeds €50,000, in aggregate, in which case the full amount of all claims shall become payable.

10.8         Grossing-up

If the Revenue Commissioners or any other taxing authority brings into charge to tax any sum payable under the Warranties or indemnities contained in this Agreement then the amount so payable shall be grossed up by such amount as will ensure that, after deduction of the tax so chargeable, there shall remain a sum equal to the amount that would otherwise be payable under such Warranty or indemnity.

10.9         Acknowledgement

The Company acknowledges that Davy has entered into this Agreement in reliance upon, inter alia, the Warranties and the release and indemnity contained in Clause 11.

10.10       Action materially affecting Rights Issue

The Company will not, and will procure that none of the Subsidiary Undertakings will, between the date hereof and the Closing Date, enter into any agreement, commitment or arrangement which is material in the context of the business or affairs of the Group (taken as a whole) or which would, or would be likely to, materially and adversely affect the Rights Issue other than:

(a)           the Amended Revolving Credit Facility Agreement;

(b)           the Amended Existing Notes Purchase Agreement;

(c)           the related intercreditor agreement;

(d)           the underwriting agreement relating to the Subordinated Bonds;

(e)           the related indenture;

(f)            the New Rosenthal Facility Agreement; and

(g)           (all other agreements reasonably required to give full effect to the agreements listed in sub-clauses (a) to (f) above.

11.           RELEASE AND INDEMNITY

11.1         Release

Neither the Company nor any of the Executive Directors shall make or assert a claim against Davy or any Davy Relevant Person to recover, and neither Davy nor any Davy Relevant Person shall have any liability to the Company or the Directors for, any loss, liability or cost incurred by any of them arising:

(a)           out of the performance by Davy or any Davy Relevant Person of Davy’s obligations under this Agreement; or

(b)           in connection with the performance by Davy or any Davy Relevant Person of any matter incidental to or related to the Rights Issue;

unless, and to the extent that, any such loss, liability or cost arises directly from the negligence, breach of this Agreement, bad faith, wilful default, recklessness or fraud of Davy or any Davy Relevant Person.  The Company will procure that no other Director or Group Company will make or assert such claim or seek to establish such liability.

11.2         Indemnity

The Company will indemnify and hold Davy and all Davy Relevant Persons harmless against any losses, claims, damages, liabilities  incurred or suffered by Davy or any Davy Relevant Person arising:

(a)           out of or in connection with the performance by Davy or any Davy Relevant Person of Davy’s obligations under this Agreement; or

(b)           in connection with the Rights Issue and the preparation and publication of the Rights Issue Documents, including, without limitation:

(i)            the Listing Particulars not containing or being alleged not to contain all the information required to be stated therein; or

(ii)           any statement contained in the Listing Particulars not being or being alleged not to be complete, true, accurate, fair or reasonable or being alleged to be misleading; or

(c)           out of any breach or alleged breach of the laws or regulations of any country resulting from the issue, offer or underwriting of the Rights Issue or the publication or distribution of the Rights Issue Documents or the performance of the terms of this Agreement; or

(d)           out of the Company failing to comply with any of the requirements imposed upon it by the Irish Stock Exchange, the London Stock Exchange or the UK Listing Authority in connection with the Rights Issue, including, without limitation, all losses, claims, damages, liabilities and costs incurred as a result of investigating, defending or settling any actual or potential claim, action or proceeding alleging any such liability and enforcing the terms of this Clause, unless and to the extent that any of them arises from the negligence, breach of this Agreement, bad faith, wilful default, recklessness or fraud of Davy or any Davy Relevant Person.

11.3         Acknowledgement

The Company and the Executive Directors hereby acknowledge that Davy shall not be responsible to the Company or the Directors for verifying the accuracy and fairness of any information contained in the Rights Issue Documents or otherwise published by the Company in connection with the transactions described in the Listing Particulars, save for those matters being verified by Davy as specifically provided in the Verification Notes.

11.4         Indemnity additional

The Company agrees with Davy for its benefit and as trustee for all Davy Relevant Persons that the indemnity obligations of the Company under Clause 11.2 shall be in addition to any liability which the Company may otherwise have to Davy and any Davy Relevant Persons (as the case may be) and shall be binding upon and inure to the benefit of any successors, heirs and personal representatives of the Company, Davy and all Davy Relevant Persons.

11.5         Notice of claims

Davy shall, as soon as reasonably practicable after it becomes aware of any claims made or threatened against it or any Davy Relevant Persons which may occasion a liability on the Company under Clause 11, notify the Company in writing of any such claims and Davy shall, at the request of the Company, use all reasonable endeavours to avoid, dispute, resist ,appeal, compromise or defend any claim (unless in the reasonable opinion of Davy after consultation with the Company, the reputation or standing of Davy would thereby be affected adversely to a material extent, in which case Davy shall be at liberty to settle the claim) upon being fully indemnified and secured by the Company against all costs, damages and expenses thereby incurred, in which event Davy shall not make, and shall procure that no Davy Relevant Persons make any admission as to liability or any compromise in respect of any such claim without the prior written consent of the Company, such consent not to be unreasonably withheld or delayed.

11.6         Other remedies

The Company accepts that all remedies available to Davy in this Agreement shall be available (to the extent so agreed by Davy with them) to all sub-underwriters and that, in addition to any remedy or right of action available to it under this Agreement, Davy and any sub-underwriter shall be entitled ( as subscribers or purchasers of the Rights Issue Units), to the extent that Davy and any sub-underwriter has subscribed for or purchased Rights Issue Units, to the same remedies and rights of action against the Company and to the same extent as any person may have acquiring any Rights Issue Units on the basis of the Rights Issue Documents.

12.           TERMINATION

12.1         Termination

If at or at any time before the Escrow Closing Time:

(a)           it shall come to the notice of Davy that any Warranty was not, when given, true, accurate and not misleading in any respect and as a result could be expected to have a material adverse effect on the Rights Issue by reference to the facts existing at the time the Warranty was given;

(b)           a matter has arisen after the date of this Agreement which would have rendered any Warranty, if repeated at that time, to be untrue, inaccurate or misleading by reference to the facts then existing in any respect and as a result could be expected to have a material adverse effect on the Rights Issue;

(c)           the Company or any of the Executive Directors has failed to comply in any respect, which would have a material adverse effect on the Rights Issue, with any of their respective obligations under this Agreement or otherwise relating to the Rights Issue; or

(d)           circumstances arise whereby a supplementary prospectus (in relation to matter(s) which would have a material adverse effect on the Rights Issue) would, in the reasonable opinion of Davy, be required to be published by the Company pursuant to the Regulations; or

(e)           a material adverse change occurs with respect to the Group;

then Davy may, after consultation with the Company, in its absolute discretion by notice in writing to the Company, terminate this Agreement.

12.2         Force majeure

If on or at any time before the Escrow Closing Time, there shall have occurred any change in national or international financial, monetary, military, economic or political or stock market conditions which, in the reasonable opinion of Davy arrived at in good faith would, or would be likely to, be materially prejudicial to the Company, any other member of the Group or to the Application or the offering constituted by the Rights Issue or to the acquisition of the Rights Issue Units by persons pursuant thereto, then Davy may, in its absolute discretion, by notice in writing to the Company, terminate this Agreement.

12.3         Effect of termination

(a)           If this Agreement is terminated under Clauses 12.1 or 12.2, the provisions of Clause 2.5 shall apply as if the Conditions had not been fulfilled.

(b)           For the avoidance of doubt the indemnities and warranties in this Agreement (including those in Clauses 10 and 11) shall continue to apply notwithstanding termination of this Agreement and shall not be limited by any other provisions of this Agreement.

12.4         Press Announcement

If any notice is given by Davy to the Company pursuant to Clause 12.1 or Clause 12.2, Davy shall, on behalf of the Company, withdraw any application to the Irish Stock Exchange, the UK Listing Authority and to the London Stock Exchange for Admission and, if requested in writing by Davy, the Company shall make a press announcement in a form reasonably required by Davy.

13.           CONTINUING OBLIGATIONS

13.1         Company undertakings

The Company undertakes to Davy that it will:

(a)           apply the sums received by it pursuant to the Rights Issue for the purposes described in the Listing Particulars; and

(b)           for the period from the date of this Agreement to 31 July 2004, not issue securities, or re-issue any treasury shares, without prior consultation with and the consent of Davy, save on exercise of any options under the Company’s four share option schemes.

13.2         Executive Directors’ undertakings

(a)           The Company hereby undertakes (so far as lawful and where relevant in the context) to Davy, and each of the Executive Directors severally undertakes to Davy that while he remains a Director he will use reasonable endeavours to procure, that so long as Davy remains as the Company’s Irish sponsor and the Company remains listed on the Irish Stock Exchange and the UK Listing Authority, the Company will at all times comply with its continuing obligations under the Listing Rules.

(b)           Each Executive Director hereby severally undertakes to Davy that he will not dispose of any Stock Units in which he has an interest (as set out in the Listing Particulars) for the period of three months from the Impact Day and will procure, so far as is within his power of procurement, that the holder of such Stock Units does not so dispose of any Stock Unit, save with the consent of Davy.

13.3         Change of Director

The Company shall immediately inform Davy if, at any time before 31 July 2004, any person is appointed, or ceases to be, a director of the Company or there is any proposal that this shall happen.

13.4         Compliance by Group Companies

The Company undertakes to Davy to ensure that the Subsidiary Undertakings comply with those provisions of this Agreement which are applicable to them.

14.           ANNOUNCEMENTS AND INFORMATION

14.1         No publication

Until the Closing Date each of the Company and the Executive Directors severally undertakes to Davy not to make any public statement (in response to enquiries or otherwise) or publish any document or information which relates to the Rights Issue or which relates to any member of the Group unless:

(a)           it is a normal trade announcement or document, or

(b)           the statement, document or information is required by law or the Irish Stock Exchange or the UK Listing Authority to be made or published,

provided such party has first obtained the prior consent of Davy as to the content, timing and manner of the making or publication of the announcement, statement, document or information, such consent not to be unreasonably withheld or delayed.

14.2         Consultation with Davy

The Company undertakes to Davy that, while Davy remains as the Company’s sponsor and the Company remains listed on the Irish Stock Exchange and the UK Listing Authority, it will as early as practicable consult with Davy in advance (and procure that the relevant member of the Group will consult with Davy in advance) concerning any public statement or document or information which relates to the results, dividends or prospects of any member of the Group or to any acquisition, disposal, reorganisation, take-over, management development or any other significant matter (similar or not to the foregoing) which any member of the Group proposes to make or publish.

14.3         References to public statement

In Clauses 14.1 and 14.2 references to making a public statement or publishing a document or information include authorising or permitting another person to do so.

14.4         Release of statement

The parties undertake to each other to use all their reasonable endeavours to ensure that any public statement or document or information which any member of the Group proposes to make or publish and which requires to be released to the Irish Stock Exchange or the London Stock Exchange shall be released, where practicable, simultaneously on the Irish Stock Exchange and the London Stock Exchange or, where not so practicable, on the same day.

14.5         Client confidentiality

The parties agree that where any information, which is required by law or by any regulatory authority to be disclosed, is disclosed by Davy to the Stock Exchanges or the UKLA or the Irish Takeover Panel in relation to the Group or the Rights Issue such disclosure shall not be a breach of client confidentiality.

14.6         Disclosure required by law

Davy hereby undertake that, where it is required by law or any regulatory body to disclose any information in relation to the Group or the Rights Issue to any statutory or regulatory authority, it will immediately after making the required disclosure provide the Company with details of the information disclosed.

15.           GENERAL

15.1         Waiver

No waiver by any party hereto of any breach or non-fulfilment by any other party of any provision of this Agreement shall be deemed to be a waiver of any subsequent or other breach of that or any other provision hereof and no failure to exercise or delay in exercising any right or remedy under this Agreement shall constitute a waiver thereof.  No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy.  The rights and remedies of the parties provided in this Agreement are cumulative and not exclusive of any rights and remedies provided by law.

15.2         Agreement remains in force

This Agreement shall remain in full force and effect so far as concerns any matter remaining to be performed at Completion and notwithstanding that Completion shall have taken place.

15.3         Warranties continuing

Subject to the provisions of Clauses 10 and 11, the warranties, indemnities, undertakings, agreements and provisions contained in this Agreement shall remain in full force and effect and notwithstanding Completion.

15.4         Severance

The invalidity illegality or unenforceability of any provision of this Agreement shall not affect the continuation in force of the remainder of this Agreement.

15.5         Time of the Essence

Dates, times or periods referred to in this Agreement shall not be of the essence except for the Escrow Closing Time in respect of which the time and date shall be of the essence and the extent to which the parties agree in writing to vary the Escrow Closing Time shall be of the essence.

15.6         Variations

No variation of this Agreement or any of the documents in the agreed form shall be valid unless it is in writing and signed by or on behalf of each of the parties hereto.

15.7         Counterparts

This Agreement may be executed in any number of counterparts each of which when executed by one or more of the parties hereto shall constitute an original but all of which shall constitute one and the same instrument.

15.8         Entire agreement

This Agreement and any documents referred to herein in the agreed form constitute the entire agreement between the parties with respect to the subject matter of this Agreement.

15.9         Notices

Any notice to be given pursuant to the terms of this Agreement must be given in writing to the party due to receive such notice at (in the case of a company) its registered office from time to time or (in the case of an individual) his address set out in this Agreement or such other address as may have been notified for the purpose to the other parties in accordance with this Clause.  Notice shall be sent by pre-paid recorded delivery or pre-paid registered post (air mail if overseas) or by facsimile transmission and shall be deemed to be given in the case of posting (in the absence of evidence of earlier receipt) within forty eight hours after posting or six days if sent by air mail and in the case of facsimile transmission on completion of the transmission if such transmission is received prior to 5.00 pm on a Business Day, or if received at any other time on the next Business Day provided that a confirmation copy is sent on that date by pre-paid post as aforesaid.

15.10       Governing law and jurisdiction

(a)           This Agreement is governed by Irish law.

(b)           Each party irrevocably agrees that the Irish courts shall have non-exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement (respectively, “Proceedings” and “Disputes”) and, for such purposes, irrevocably submits to the jurisdiction of the Irish courts.  Each party irrevocably waives any objection which it might at any time have to the Irish courts being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that the Irish courts are not a convenient or appropriate forum.  Each party agrees that the process by which any Proceedings are begun in Ireland or elsewhere may be served on it by being posted in accordance with Clause 15.9, although this shall not affect the right to serve process in any other manner permitted by law.

IN WITNESS whereof this Agreement has been entered into the day and year first herein written.

FIRST SCHEDULE

EXECUTIVE DIRECTORS

Name	Address

Sir Anthony O’Reilly	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

Peter John Goulandris	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

Richard Barnes	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

P.Redmond O’Donoghue	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

Ottmar C.Kűsel	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

Christopher J.McGillivary	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

John Foley	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

Peter B. Cameron	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

Tony O’Reilly Jnr	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

Lord Wedgwood	c/o 1-2 Upper Hatch Street, Dublin 2, Ireland

SECOND SCHEDULE

MATERIAL SUBSIDIARY UNDERTAKINGS

Name

Waterford Crystal (Manufacturing) Ltd

Josiah Wedgwood & Sons Ltd

Rosenthal AG

All-clad Metalcrafters LLC

Waterford Crystal Ltd

Stuart & Sons Ltd.

Waterford Wedgwood Australia Ltd

Waterford Wedgwood Canada Inc.

Waterford Wedgwood USA Inc.

Waterford Wedgwood Japan Ltd

Waterford Wedgwood Retail Ltd

Josiah Wedgwood & Sons (Exports) Ltd

Josiah Wedgwood (Malaysia)

Waterford Wedgwood Trading Singapore Pte. Ltd

Waterford Wedgwood (Taiwan) Ltd

Wedgwood GmbH

W/C Imports Inc.

All-Clad Switzerland GmbH

Spring USA Corporation

Cashs Mail Order Limited

Statum Limited

Waterford Wedgwood U.K. plc

Wedgwood Ltd

Waterford Wedgwood Inc.

Waterford Glass Research and Development Ltd

Waterford Wedgwood Employee Share Ownership Plan (Jersey) Ltd

Waterford Wedgwood GmbH

All-clad Holdings Inc.

Waterford Wedgwood Linens Inc.

Ashling Corporation

THIRD SCHEDULE

PART I

DELIVERY OF DOCUMENTS AT EXECUTION

1.             Amended Existing Notes Purchase Commitment Letter.

2.             Amended Revolving Credit Facility Commitment Letter.

3.             New Rosenthal Facility Commitment Letter.

4.             Underwriters proof of the Listing Particulars, duly signed and dated by each of the Directors and the directors of Waterford Wedgwood UK or by his agent duly authorised in writing.

5.             Draft Verification Notes.

6.             Two copies of the Board Resolutions, certified by the Secretary of the Company or the Secretary of Waterford Wedgwood UK, as appropriate, as having been duly passed.

7.             The Working Capital Estimates.

8.             A copy (certified as aforesaid) of a duly executed power of attorney granted by each Director, or director of Waterford Wedgwood UK, as appropriate, in the agreed form.

9.             The trading statement for the Group for the six-month period to 30 September 2003, to be issued by the Company on the date of this Agreement.

10.           The Red Herring Offering Memorandum.

11.           A copy (certified by a Director or the secretary of the Company or by a director or the secretary of Waterford Wedgwood UK, as appropriate) of a responsibility letter from or on behalf of each of the Directors and the directors of Waterford Wedgwood UK, in the agreed form, confirming his acceptance of responsibility for the underwriter’s proof of the Listing Particulars.

12.           Conditional confirmation letter, in the agreed form, from the auditors of the Company addressed to Davy and the Company regarding sufficiency of working capital for the Group.

13.           A report on the Working Capital Estimates from the auditors of the Company regarding sufficiency of working capital.

14.           A letter from the auditors of the Company addressed to Davy and the Company confirming the accuracy of the extraction of financial information in the underwriter’s proof of the Listing Particulars.

15.           A letter from the Company addressed to Davy confirming the accuracy of extraction of financial information in the underwriter’s proof of the Listing Particulars, in the agreed form.

16.           A letter from the Company addressed to Davy confirming the sufficiency of working capital available to the Group, in the agreed form.

17.           A letter from the Company to Davy confirming that there has been no significant change in the financial or trading position of the Group since 30 September 2003, the date to which the Group’s most recent consolidated financial statements were published, in the agreed form.

18.           All such further documents as may reasonably be required by Davy for the purpose of or in connection with the Rights Issue or Admission.

PART II

DELIVERY OF DOCUMENTS AT/PRIOR TO THE ESCROW CLOSING TIME

1.             A copy of the Amended Existing Notes Purchase Agreement, duly executed.

2.             A copy of the Amended Revolving Credit Facility Agreement, duly executed.

3.             A copy of the Indenture relating to the Subordinated Bonds, duly executed.

4.             A copy of the New Rosenthal Facility Agreement, duly executed.

5.             A copy of (i) the legal opinion addressed to the Banks from the legal counsel to the Banks, in such form as is required by the Banks, concerning the due execution, validity and enforceability of the Amended Revolving Credit Facility Agreement (ii) the legal opinion addressed to the Noteholders from the legal counsel to the Noteholders, in such form as is required by the Noteholders, concerning the due execution, validity and enforceability of the Amended Existing Notes Purchase Agreement.  If such an opinion is provided to the Lenders, the Company undertakes to Davy that it will use all reasonable endeavours to procure the delivery to Davy of the legal opinion addressed to the Lenders from the legal counsel to the Lenders, in such form as is required by the Lenders concerning the due execution, validity and enforceability of the New Rosenthal Facility Agreement.

6.             A certificate signed by two Directors and addressed to Davy confirming that the Conditions contained in Clause 2.1 (m), (n), (o), (p), (q) and (r) have been satisfied, in the agreed form.

7.             The Bank of New York Escrow Agreement, duly executed by the Bank of New York, Davy and the Company.

8.             An original copy of the Barclays Instruction Letter, duly executed.

9.             A copy of the irrevocable instruction referred to in Clause 2.1(q), duly executed.

10.           The Press Release.

11.           Two copies of the board minutes, certified by the Secretary of the Company or the Secretary of Waterford Wedgwood UK, as appropriate, approving the issue of the Listing Particulars and the provisional allotment of the shares comprised in the Rights Issue Units to Qualifying Stockholders.

12.           A copy of the board minutes, certified by the Secretary of the Company, approving, inter alia, the entry into by the Company of the Amended Credit Facility Agreement, the Amended Existing Notes Purchase Agreement, the Subordinated Bonds underwriting agreement, the New Rosenthal Facility Agreement and all other documents to be executed in connection therewith and the issue of the Subordinated Bonds.

13.           Two further copies of the Listing Particulars, each duly signed and dated by each of the Directors and the directors of Waterford Wedgwood UK or by his agent duly authorised in writing, together with two certified copies of the authority of any such agent.

14.           Two originals of the letter, specified in paragraph 5.5 of the Listing Rules, relating to the contents of the Listing Particulars, each duly signed by each of the Directors and the directors of Waterford Wedgwood UK or by his agent duly authorised in writing.

15.           One signed original of the Verification Notes.

16.           A letter from the auditors of the Company addressed to Davy and the Company reporting on the Working Capital Estimates and confirming that the statement as to sufficiency of working capital available to the Group as contained in the section of the Listing Particulars entitled “Working Capital” has been made after due and careful enquiry by the Company and that the persons or institutions providing finance have stated that the relevant financing facilities exist.

17.           A letter from the Company addressed to Davy confirming the sufficiency of working capital available to the Group, in the agreed form.

18.           A letter from the auditors of the Company addressed to Davy and the Company confirming the accuracy of the extraction of financial information in the Listing Particulars.

19.           A copy (certified by a Director or the secretary of the Company, or a director or the secretary of Waterford Wedgwood UK, as appropriate, as being a true copy) of a responsibility letter from each of the Directors and the directors of Waterford Wedgwood UK, in the agreed form, confirming his acceptance of responsibility for the Listing Particulars.

20.           A letter from the Directors to Davy confirming that there has been no significant change in the financial or trading position of the Group since 30 September 2003, the date to which the Group’s most recent consolidated financial statements were published, in the agreed form.

21.           A letter from the Company addressed to Davy confirming that the Directors have had explained to them the nature of their responsibilities and obligations as directors of a listed company under the Listing Rules, in the agreed form and confirming certain matters in relation to paragraph 2.13 of the Listing Rules.

22.           Schedule 3A, application for admission of securities to the official list, duly executed for and on behalf of the Company.

23.           All such further documents as may reasonably be required by Davy for the purpose of or in connection with the Rights Issue or Admission.

FOURTH SCHEDULE

WARRANTIES AND REPRESENTATIONS

PART I

1.             The implementation of the Rights Issue, and the publication and despatch of the Rights Issue Documents, will comply in all respects with the relevant provisions of the Companies Acts, the Regulations, the Rules and all other relevant laws and regulations and will comply in all material respects with, and will not infringe, any agreements and obligations to which the Company or any of the Subsidiary Undertakings is a party or by which the Company or any of the Subsidiary Undertakings is bound.

2.             All statements of fact contained in the Rights Issue Documents are and will, when the Rights Issue Documents are despatched, be true and accurate and not misleading.  All statements of opinion, intention or expectation contained in the Rights Issue Documents were, at the relevant time, made on reasonable grounds after due and proper consideration, are fair and honest, and there are no facts known or which could on reasonable enquiry have been known to the Company which are not disclosed in the Listing Particulars the omission of which would make misleading in any material respect any statement therein, whether of fact or opinion, and in particular:

(a)           the information contained in Part 3 of the Listing Particulars is true and accurate in all material respects and is not misleading in any material respect and gives a true and fair view of the profits and source of funds and cash flows for the financial period covered by the report and of the state of affairs of the Group as at the end of such financial period;

(a)           the reasons for the Rights Issue are fairly and accurately described in the Listing Particulars;

(b)           the Pro Forma Consolidated Balance Sheet included in Part 4 of the Listing Particulars has been properly compiled on the basis of the Group’s audited consolidated financial statements for the year ended 31 March, 2003, as adjusted for the net proceeds of the Rights Issue and the Subordinated Bonds;

(c)           the interests (if any) of the Directors in the share capital of the Company and in contracts and arrangements with the Company are fairly and accurately described in the Listing Particulars; and

(d)           the Company has no material subsidiaries other than those identified in the Listing Particulars and the Company is not itself the subsidiary of any other company.

3.                                                 (a)           Upon satisfaction of the Conditions and subject to Davy complying with its underwriting obligations contained in Clause 6 of this Agreement, the Company will have sufficient working capital for at least the period of 12 months following the Impact Day.

(b)           The Working Capital Estimates have been approved by the Company and have been prepared after due and careful enquiry and on the basis and assumptions stated in the Working Capital Estimates, which the Company believes to be reasonable.

4.             The Listing Particulars contains all such information as investors and their professional advisers would reasonably require and reasonably expect to find in the Listing Particulars for the purpose of making an informed assessment of the assets and liabilities, financial position, profits, and losses and prospects of the Group and of the rights attaching to the Stock Units.

5.             All statements made by or with the express authority of the Company in connection with the Application for certain information to be omitted from the Listing Particulars as being inapplicable or of minor importance only and not such as would influence assessment of the assets and liabilities, financial position, profits and losses and prospects of the Group or any other reason permitted by the applicable Rules were, when made, and continue to be true and accurate in all material respects.

6.             The answers to the Verification Notes have been prepared or approved by persons having appropriate knowledge and responsibility to enable them properly to provide such replies and are believed by the Company to be true, complete and accurate in all material respects.

7.             All sums due in respect of the issued capital of each member of the Group have been paid to and received by relevant member of the Group and, except as stated in the Listing Particulars, there are no authorised but unissued shares or outstanding option or other rights to subscribe for or call for the allotment of any share or loan capital of any member of the Group.

8.             The Company and the Directors have all necessary power under the Memorandum and Articles of Association of the Company, and all authorisations, approvals, consents and licences required by the Company have been unconditionally obtained and are in full force and effect, to permit the Company and Waterford Wedgwood UK to allot and issue the Rights Issue Units, to enter into this Agreement and to perform its obligations under this Agreement.

9.             The creation, allotment and issue of the Rights Issue Units will not infringe or exceed any limits, powers or restrictions or the terms of any contract, obligation or commitment whatsoever of the Company or Waterford Wedgwood UK.

10.           None of the owners or holders of shares in the Company or Waterford Wedgwood UK will, following Admission, have any rights, in their capacity as such, in relation to the Company or Waterford Wedgwood UK, as the case may be, other than as set out in the relevant Articles of Association of the Company or Waterford Wedgwood UK.

PART II

In this Part II references to the Company shall, except where the context otherwise requires, be deemed to include additional and separate references also to each Subsidiary Undertaking, whether or not it was a subsidiary of the Company at the relevant time.

1.             So far as is material to the Group taken as a whole, all returns of the Company for taxation purposes have been made by the due date and all such returns are correct in all material respects and are not the subject of any dispute with or claim by the Revenue Commissioners or other taxing authority which would be material for disclosure in the Listing Particulars.

2.             Proper provision or reserve has been made in the financial statements for the year ended 31 March 2003 in accordance with all legal requirements and Irish GAAP for all taxation liable to be assessed on each Group Company or for which it is or may become accountable in respect of:

(a)           profits, gains or income (as computed for taxation purposes) accruing or arising or deemed to accrue or arise on or before the Accounts Date;

(b)           any transactions effected or deemed to be effected on or before the Accounts Date or provided for in the financial statements; and

(c)           distributions made or deemed to be made on or before the Accounts Date or provided for in the financial statements.

3.             Since the Accounts Date save as disclosed in the Listing Particulars:

(a)           the Company has carried on its business in the ordinary and usual course;

(b)           there has been no significant material adverse change in the financial or trading position of the Group taken as a whole;

(c)           the Company has not disposed of any of its assets other than in the ordinary course of trading and has not entered into any material contract or commitment of an unusual and/or unusually onerous nature or assumed any material liabilities (including contingent liabilities);

(d)           the Company has not paid or made any payment or transfer to shareholders of any dividend, bonus, loan or distribution, other than the payment by the Company of a final dividend to shareholders for the year ended 31 March 2003; and

(e)           the Company has not incurred any tax liability which could reasonably be considered material in respect of carrying on its business in the ordinary course.

4.             Neither the Company nor any of the Subsidiary Undertakings is engaged in any litigation, arbitration or similar proceedings of material importance in the context of the Group nor are any such litigation, arbitration or similar proceedings threatened or pending and there are no circumstances known to the Company, after due and careful enquiry, which are likely to give rise to any such litigation, arbitration or similar proceedings.

5.             The Company has not taken any action, nor have legal proceedings started or been threatened against the Company for its winding-up or dissolution or for it to enter into any arrangement with or composition for the benefit of creditors, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of the Company or any of its properties, revenues or other assets.

6.             No event has occurred or, to the best of the knowledge, information and belief of the Company, is subsisting which constitutes or would constitute a material default under, or result in the acceleration by reason of default of, any material obligations under any agreement, undertaking, instrument or arrangement to which the Company is a party or by which it or any of its properties, revenues or assets are bound and which would in any such case have a material adverse effect on the business, assets, prospects or condition of the Group taken as a whole.

7.             No Director has given notice to, or received notice from, the Company terminating his employment and no such person has threatened or, so far as the Company is aware, is expected to give such notice.  Save as disclosed in the Listing Particulars there are no contracts of service between any Group Company and any Director which cannot be terminated on twelve months’ notice or less without payment of compensation.

8.             The Company maintains appropriate insurance cover against fire and other risks upon all its assets and such public and employer’s liability, taking into account the nature and scale of its activities and the provisions of agreements binding upon it and such insurance is now in force and the Company is not aware of any fact or matter which would lead to any such insurance being vitiated or repudiated and there is no material claim pending or outstanding and all premiums in respect of such insurances are duly paid.

9.             The amounts borrowed by the Company do not exceed any limitation on its borrowing contained in its Articles of Association, any debenture or other deed or document binding upon it and the Company has not outstanding any loan capital, nor has it factored any of its debts, or engaged in financing of a type which would not require to be shown or reflected in audited accounts or borrowed any money which it has not repaid, save for borrowings specified in Part I of the Listing Particulars.

10.           There is not outstanding:

(a)           any loan made by any member of the Group to, or debt owing to any member of the Group by, any of the Directors or any person connected with any of them (within the meaning of Section 26 of the Companies Act 1990);

(b)           any agreement or arrangement to which any member of the Group is a party and in which any of the Directors or any such connected person is interested;

(c)           any agreement or arrangement to which any member of the Group is a party and which has been entered into otherwise than on arm’s length basis;

in the case of (b) and (c) above where such agreement or arrangement exceeds €20,000 in value

11.           The statement of Directors’ interests notified to the Company and required to be entered in the register of directors’ interests in accordance with the Companies Act, 1990, which is set out in the Listing Particulars is true and complete and not misleading, and so far as the Company is aware no person whose interest would be treated as a Directors’ interest under Part IV of the Companies Act, 1990 has any interest in the Company’s securities which has not been so notified.

12.           No event has occurred and no circumstances exist in relation to any material government, regional, state or local authority investment grants, loan subsidies or financial assistance received by or pledged to the Company in consequence of which the Company is or may be held liable to forfeit or repay in whole or in part any such grant or loan.

13.           All written information supplied to Davy or its agents or advisors by the Company or, to the extent authorised by the Company, by its agents or advisors for the purposes of the Rights Issue and the arrangements contemplated by this Agreement is true and accurate in all material respects and all forecasts and estimates given or implied have been made after due and proper consideration.

14            So far as the Company is aware, the execution of this Agreement and the consummation of the transactions contemplated by it will not, nor is likely to, cause the Company or any of the Subsidiary Undertakings to lose the benefit of any right or privilege which it presently enjoys or any person who normally does business with the Company or the relevant Subsidiary Undertakings not to continue to do so on the same basis.

15.           The Company is not aware of any material breach of Environmental Law and/or of any requirement pursuant to Environmental Law which has not been fully complied with by the Group.

16.           The Group has no existing or contingent material liabilities in respect of any properties previously occupied by it or in which it has owned or held an interest including (without limitation) leasehold premises assigned or otherwise disposed of.

17.           Each asset used by each Group Company which is material to its business is:

(a)           legally and beneficially owned by the Group Company, free from any encumbrances except for rights securing indebtedness under the Amended Revolving Credit Facility and under the Amended Existing Notes Purchase Agreement and not the subject of any assignment, royalty, factoring arrangement (other than in respect of debtors), leasing or hiring agreement, hire purchase agreement, agreement for payment on deferred terms, or any similar agreement or arrangement; or

(b)           if an asset is used but not owned by the Group Company, unconditionally available for use under the terms of a lease or hire agreement, hire purchase agreement, credit sale or conditional sale agreement or any similar agreement or arrangement, and each of those assets is in the possession (where capable of being possessed) or under the control of the Group Company.

18.           The statutory books, books of account and other records or whatsoever kind of each Group Company are up-to-date in all material respects and contain complete and accurate records required by law to be dealt with in such books in all material respects and no notice or allegation that any is incorrect or should be rectified has been received.  All accounts, documents and returns required by law to be delivered or made to the Registrar of Companies in Ireland or any other authority have been duly and correctly delivered or made.

19.           Save as disclosed in the Listing Particulars there are no amounts owing or promised to any present or former directors or employees of any Group Company other than remuneration accrued due or for reimbursement of business expenses, no directors or senior management employees of any Group Company have given or indicated an intention to give or been given notice terminating their contracts of employment and no Group Company is liable to pay any industrial training levy nor is there outstanding any undischarged liability of a material amount to pay to any governmental or regulatory authority in any jurisdiction any taxation, contribution or other impost arising in connection with the employment or engagement of employees or directors or consultants by it.

20.           Save to the extent to which provision or allowance has been made in the financial statements, no liability material to the Group as a whole has been incurred by any Group Company for breach of any contract of service, contract for services or consultancy agreement, for redundancy payments (including protective awards) or for compensation for wrongful dismissal or unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee or for the actual or proposed termination or suspension of employment or variation of any terms of employment of any present or former employee of any Group Company.

21.           No event has occurred or, to the best of the knowledge, information and belief of the Company, is about to occur by reason of the happening of which any secured or unsecured borrowings of the Company have become or would with the giving of notice or the lapse of time become repayable prior to maturity, and there are no circumstances known to the Company, having made all reasonable enquiries, which might lead to the occurrence of any such event.

22.           Except pursuant to those pension arrangements disclosed in the Listing Particulars or in the audited accounts made up to the Accounts Date, the Company is not under any liability or obligation (whether or not legally enforceable ) to pay, provide or contribute towards any retirement, death or disability benefit for or in respect of any past officer or employee (or any spouse, child or dependant of any of them) of the Company.

23.           The Company has not done or omitted to do any act, matter or thing in respect of any agreement relating to intellectual property material to the Group taken as a whole which would impinge upon the validity or enforceability of the same or upon the right of the Company to use the same nor are there any outstanding obligations of the Company whether as to payment or otherwise which if left outstanding would so impinge and which have not been provided for in the audited accounts of the Company for the year ended 31 March 2003.  Save as disclosed in the Listing Particulars, the Company owns or licences all intellectual property material to the Group taken as a whole relating to the business of the Company free from all liens, charges and encumbrances and none of such intellectual property is the subject of any claim, opposition, assertion, infringement, attack, right, action or other restriction or arrangement of whatsoever nature which does or may impinge upon the validity, enforceability or ownership of the same or the utilisation thereof by the Company to an extent which is material in the context of the Group.  To the best of the knowledge, information and belief of the Company, having made due and careful enquiry, none of the activities of the Company infringes any right of any other person relating to intellectual property.

24.           Each member of the Group has been duly incorporated and has full corporate power and authority to carry on its business as at the date hereof and has in all material respects carried on such business in compliance with all legal requirements applicable to such business and as far as the Company is aware, having made due and careful enquiry, each member of the Group holds all licences, permissions, authorisations and consents necessary to enable it to carry on the same business as hitherto carried on (including, without limitation, all necessary planning and other consents or permissions in relation to the properties owned or occupied by it and all consents, authorisations and licences required under environmental and health and safety legislation) and so far as the Company is aware such licences, permissions, authorisations and consents are in full force and effect and so far as the Company is aware there are no circumstances which indicate that any of them is reasonably likely to be revoked, rescinded, avoided or repudiated or not renewed in whole, or in part, in the ordinary course of events.

25.           Save for grants of options under the Share Option Schemes and the Employee Participation Schemes (each as defined in the Listing Particulars and to the extent disclosed therein), or pursuant to the Company’s scrip divided plan there are in force no options or other agreements or arrangements which call for the issue to any person or accord to any person the right to call for the issue of any shares in the capital of the Group or any other securities of any member of the Group.

FIFTH SCHEDULE

LETTER OF CONFIRMATION FROM THE COMPANY

[Impact Date]
J & E Davy
Davy House
49 Dawson Street
Dublin 2

Dear Sirs

Proposed Rights Issue of 213,640,110 Units by Waterford Wedgwood plc at a price of €• per New Stock Unit (the “Rights Issue”).

We refer to the Rights Issue and to the Underwriting Agreement relating thereto dated • November 2003 (the “Underwriting Agreement”).  Words and expressions defined in the Underwriting Agreement have the same meaning herein.

The Company hereby confirms that the Company has complied with its obligations under Clauses 2, 3, 4 and 5 of the Underwriting Agreement.

Subject to the limitations contained in clause 10.7 of the Underwriting Agreement, the Company hereby confirms that none of the representations and warranties given by it in Clause 10 of the Underwriting Agreement was breached or untrue or inaccurate or misleading in any respect when made, none of such representations and warranties would be breached or untrue or inaccurate or misleading in any respect were it to be repeated by reference to the facts and circumstances subsisting at the date hereof and none of the undertakings contained in Clause 10 of the Underwriting Agreement has been breached by the Company.

Yours faithfully

Director
For and on behalf of Waterford Wedgwood plc

SIGNED by
duly authorised
for and on behalf of
J & E DAVY	/s/ Hugh McCutcheon
in the presence of:-
Hugh McCutcheon
DAVY HOUSE D2

SIGNED SEALED AND DELIVERED
by Sir Anthony O’Reilly
in the presence of:	/s/ Sir Anthony O’ Reilly
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by Peter John Goulandris
in the presence of:	/s/ Peter John Goulandris
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by Richard Barnes
in the presence of:	/s/ Richard Barnes
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by P. Redmond O’Donoghue
in the presence of:	/s/ P. Redmond O’ Donoghue
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by Christopher McGillivary
in the presence of:	/s/ Christopher McGillivary
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by John Foley
in the presence of:	/s/ John Foley
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by Peter B. Cameron
in the presence of:	/s/ Peter B. Cameron
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by Tony O’Reilly Jnr
in the presence of:	/s/ Tony O’ Reilly Jnr
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by Ottmar Claus Heindrich Küsel
in the presence of :	/s/ Ottmar Claus Heindrich Küsel
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED SEALED AND DELIVERED
by Lord Wedgwood
in the presence of:	/s/ Lord Wedgwood
Brendan Cahill	by his attorney
William Fry	Patrick Dowling
Fitzwilton House Wilton Place Dublin 2

SIGNED by
duly authorised for
and on behalf of
WATERFORD WEDGWOOD plc
in the presence of:	/s/ Patrick Dowling
Brendan Cahill
William Fry
Fitzwilton House Wilton Place Dublin 2